List of Subsidiaries of Newsmax Inc.

Name	State/Country of Organization or Incorporation
Newsmax Broadcasting, LLC	Florida
Crown Atlantic Insurance, LLC	Florida
Humanix Publishing, LLC	Florida
Medix Health LLC	Florida
ROI Media Strategies, LLC	Florida
Newsmax Radio LLC	Florida